Mesoblast Limited

Level 38, 55 Collins Street

Melbourne, VIC 3000

Australia

July 20, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Mesoblast Limited
Registration Statement on Form F-3
Filed July 10, 2017
File No. 333-219210

Dear Mr. Gabor:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, Mesoblast Limited (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-3 be accelerated so that it will become effective on July 21, 2017, at 4:30 p.m. (Eastern Time), or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call Nate Douglas at Baker & McKenzie LLP, the Company’s outside counsel, at (202) 835-4277.

Very truly yours,

Mesoblast Limited

/s/ Paul Hodgkinson
Name: Paul Hodgkinson
Title: Chief Financial Officer

cc:	Nate Douglas, Baker & McKenzie LLP